Filed Pursuant to Rule 433

Registration No. 333-209598

Pricing Term Sheet

February 25, 2016

PulteGroup, Inc.

$300,000,000 4.250% Senior Notes due 2021

$700,000,000 5.500% Senior Notes due 2026

Pricing Term Sheet

February 25, 2016

This pricing term sheet supplements, and should be read in conjunction with, PulteGroup, Inc.’s preliminary prospectus supplement dated February 25, 2016 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated February 19, 2016 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	PulteGroup, Inc.

Guarantors:	Certain of the issuer’s direct and indirect wholly-owned U.S. homebuilding subsidiaries as described in the Preliminary Prospectus Supplement

Securities:	4.250% Senior Notes due 2021 (the “2021 senior notes”)
5.500% Senior Notes due 2026 (the “2026 senior notes”)

Principal Amount:	2021 senior notes: $300,000,000
2026 senior notes: $700,000,000

Expected Ratings (Moody’s / S&P)*:	Ba1 (Stable) / BB+ (Stable)

Trade Date:	February 25, 2016

Expected Settlement Date:	March 1, 2016 (T+3)

Maturity Date:	2021 senior notes: March 1, 2021
2026 senior notes: March 1, 2026

Coupon (Interest Rate):	2021 senior notes: 4.250% per annum
2026 senior notes: 5.500% per annum

Interest Payment Dates:	2021 senior notes: March 1 and September 1, commencing September 1, 2016
2026 senior notes: March 1 and September 1, commencing September 1, 2016

Price to Public:	2021 senior notes: 100.000% of the principal amount
2026 senior notes: 100.000% of the principal amount

Yield to Maturity:	2021 senior notes: 4.250%
2026 senior notes: 5.500%

Benchmark Treasury:	2021 senior notes: 1.125% due February 28, 2021
2026 senior notes: 1.625% due February 15, 2026

Optional Redemption:	The 2021 senior notes are redeemable at our option at any time or from time to time prior to February 1, 2021, and the 2026 senior notes are redeemable at our option at any time or from time to time prior to December 1, 2025, in each case either in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the senior notes of the applicable series to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes of the applicable series to be redeemed (exclusive of accrued and unpaid interest to, but not including, the applicable redemption date) that would be due if the senior notes of such series matured on February 1, 2021, in the case of the 2021 senior notes or December 1, 2025, in the case of the 2026 senior notes, discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points in the case of the 2021 senior notes or 50 basis points in the case of the 2026 senior notes, plus, in the case of both clauses (i) and (ii) above, accrued and unpaid interest to, but not including, such redemption date.

On and after February 1, 2021, we may at our option redeem the 2021 senior notes, and on and after December 1, 2025, we may at our option redeem the 2026 senior notes, in each case at any time or from time to time, either in whole or in part, at a redemption price equal to 100% of the principal amount of the senior notes of the applicable series to be redeemed, plus accrued and unpaid interest to, but not including, the applicable redemption date.

CUSIP / ISIN:	2021 senior notes: 745867 AV3 / US745867AV39
2026 senior notes: 745867 AW1 / US745867AW12

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
SunTrust Robinson Humphrey, Inc.
Mizuho Securities USA Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
Comerica Securities, Inc.
PNC Capital Markets LLC
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
Fifth Third Securities, Inc.
U.S. Bancorp Investments, Inc.
TD Securities (USA) LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement and other documents the issuer has filed with the SEC and incorporated by reference in the prospectus and prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 and SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.